Exhibit 99.1

Primech Holdings Ltd.

23 Ubi Crescent

Singapore 408579

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	May 13, 2025
Primech Holdings Ltd.	Singapore

To our shareholders:

It is my pleasure to invite you to our Extraordinary General Meeting of Shareholders of Primech Holdings Ltd. (the “Company”) on June 19, 2025, at 9:00 P.M., Singapore time (June 19, 2025, at 9:00 A.M., Eastern Time). The meeting will be held at 23 Ubi Crescent, Singapore 408579 (the “EGM”).

The matters to be acted upon at the meeting are described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY MAIL OR WITH THE VOTING INSTRUCTION OF YOUR BANK OR BROKER. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Primech Holdings Ltd. (THE “COMPANY”)

TIME:	June 19, 2025, at 9:00 P.M., Singapore Time (June 19, 2025, at 9:00 A.M., Eastern Time)

PLACE:	23 Ubi Crescent Singapore 408579

The notice of the EGM sets out the business proposed to be conducted at the EGM, which pertains to special business, with the record date of May 2, 2025 for purposes of determining eligibility to vote. The notice of EGM includes a proxy card together with voting instruction and is available at https://ts.vstocktransfer.com/irhlogin/Primech.

The EGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of EGM in advance of the EGM. In order to be able to watch and listen to the meeting, shareholders are required to use the following link: http://meeting.vstocktransfer.com/PRIMECHJUNE25 and to submit questions in advance, shareholders are required to register in advance of the EGM, by emailing to ir@primech.com.sg.

Shareholders wishing to vote are required to complete a proxy card together with voting instruction (contained in the notice of the EGM) to appoint the chairman of the EGM to cast their votes in accordance with their instructions. The proxy card must be completed and returned in accordance with the instructions contained therein by June 17, 2025, at 11:59 A.M., Singapore Time (June 16, 2025, at 11:59 P.M., Eastern Time).

YOU ARE RECEIVING THIS VOTING INFORMATION ON A RECORD DATE OF MAY 2, 2025. THUS, FOR YOUR VOTING INSTRUCTIONS TO BE COUNTED YOU MUST BE A HOLDER ON MAY 2, 2025, OTHERWISE YOUR VOTES WILL NOT COUNT.

The purpose of the EGM is for the Shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS SPECIAL BUSINESS:

Proposal One	By an ordinary resolution, to resolve that:

A.

the incentive plan for the Company and its subsidiaries’ (the “Group”) directors, employees, advisors and consultants, the form of which is set out in Exhibit 99.3 filed as part of this Form 6-K report containing the proxy statement (the “Primech 2025 Employee Incentive Plan”) be approved and adopted;

	B.	authority be and is hereby given to the board of directors of the Company (the “Directors”) to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company (“Award Shares”) as may be required to be issued pursuant to the grant and/or vesting of awards granted or to be granted under the Primech 2025 Employee Incentive Plan, provided that the aggregate number of Award Shares to be issued, when aggregated with existing shares (including treasury shares) delivered and/or to be delivered pursuant to the Primech 2025 Employee Incentive Plan, shall not exceed fifteen per cent (15%) of the total number of issued ordinary shares in the capital of the Company, as the case may be (excluding treasury shares) from time to time (the “Primech 2025 Employee Incentive Plan Share Issuances”).

Proposal Two	By a special resolution, to resolve that:

	A.	authority be and is hereby given for every six (6) issued ordinary shares in the capital of the Company as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation (“Share Consolidation Record Date”) be consolidated into one (1) ordinary share of the Company (each a “Consolidated Ordinary Share” and collectively, the “Consolidated Ordinary Shares”) (the “Share Consolidation”), with such Share Consolidation to be effective on such date within 12 months of this resolution as determined by the Directors and such date shall be announced by the Company (the “Effective Date”);

	B.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one (1) Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

	C.	any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this special resolution.

Proposal Three	By an ordinary resolution, to resolve that:

	A.	authority be and is hereby given, for the purposes of Section 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on-market purchase (“Market Acquisition”) transacted on the Nasdaq Capital Market (“Nasdaq”) as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq (the “Nasdaq Listing Rules”) as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (“Share Buyback Mandate”);

	B.	any Share that is purchased or otherwise acquired by the Company pursuant to the Share Buyback Mandate may be held in treasury and dealt with in accordance with the Singapore Companies Act or cancelled;

	C.	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this ordinary resolution and expiring on the earliest of:

(i) the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier; or

(ii) the date on which the acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated;

	D.	subject to the opinion of the Directors that the Company is solvent and remains solvent subsequent to the Market Acquisition, the purchase price of the acquisitions of Shares pursuant to the Share Buyback Mandate may be paid out of the capital or profit of the Company;

	E.	in this ordinary resolution:

(i) “Maximum Limit” means 20% of the issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the passing of this ordinary resolution; and

(ii) “Maximum Price” in relation to a Share to be purchased, means an amount (excluding brokerage, commission, stamp duty, applicable goods and services tax, clearance fees and other related expenses) which may be paid for a Share purchased or acquired by the Company pursuant to the Share Buyback Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

	F.	the Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorized by this ordinary resolution.

Proposal Four	By an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, and/or Proposal Two and/or Proposal Three.

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per the Constitution of the Company, ordinary resolutions in relation to Proposal One and Proposal Three, and special resolutions in relation to Proposal Two, are special business to be transacted at the EGM.

(i)	Proposal One covers (a) the adoption of the Primech 2025 Employee Incentive Plan; and (b) the authorization of the Primech 2025 Employee Incentive Plan Share Issuances.

(ii)	Proposal Two covers the Share Consolidation such that for every six (6) issued ordinary shares in the capital of the Company as at the Share Consolidation Record Date to be consolidated into one (1) ordinary share of the Company.

(iv)

Proposal Three is to empower the Directors of the Company to make purchases or otherwise acquire the Company’s issued ordinary shares not exceeding in aggregate the Maximum Limit, at such price(s) as may be determined by the Directors from time to time up to the Maximum Price by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and Nasdaq Listing Rules as may for the time being be applicable. Unless varied or revoked by the Company at a general meeting, this authority will expire at the conclusion of the next annual general meeting of the Company (or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier), or when such purchases or acquisitions are carried out to the full extent mandated.

DEFINITIONS

For purposes of this Notice (including the proxy card together with voting instruction) the following definitions are used.

Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members as of May 2, 2025, and who is not necessarily a Beneficial Shareholder.

MEETING TO BE HELD PHYSICALLY

The EGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of EGM in advance of the EGM. In order to be able to watch and listen to the meeting, shareholders are required to use the following link: http://meeting.vstocktransfer.com/PRIMECHJUNE25, and to submit questions in advance, shareholders are required to register in advance of the EGM, by emailing to ir@primech.com.sg. The Notice of EGM, Proxy Form is available on the VStock’s website at https://ts.vstocktransfer.com/irhlogin/Primech and the U.S. Securities and Exchange Commission website at http://www.sec.gov. A shareholder (whether individual or corporate) who is overseas and/or is unable to attend the EGM physically may vote by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the EGM.

WHO MAY VOTE:	You may vote if you were a shareholder of record on May 2, 2025.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about May 15, 2025.

By order of the Board of Directors,

/s/ Kin Wai Ho
Kin Wai Ho.
Chief Executive Officer

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to adopt the Primech 2025 Employee Incentive Plan and the authorization for the Primech 2025 Employee Incentive Plan Share Issuances;

Proposal Two	By a special resolution, to resolve that:

	A.	authority be and is hereby given for every six (6) issued ordinary shares in the capital of the Company as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation (“Share Consolidation Record Date”) be consolidated into one (1) ordinary share of the Company (each a “Consolidated Ordinary Share” and collectively, the “Consolidated Ordinary Shares”) (the “Share Consolidation”), with such Share Consolidation to be effective on such date within 12 months of this resolution as determined by the Directors and such date shall be announced by the Company (the “Effective Date”);

	B.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one (1) Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

	C.	any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this special resolution;;

Proposal Three	By an ordinary resolution, to resolve that:

	A.	authority be and is hereby given, for the purposes of Section 76E of the Singapore Companies Act 1967 (the “Singapore Companies Act”), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on-market purchase (“Market Acquisition”) transacted on the Nasdaq Capital Market (“Nasdaq”) as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq (the “Nasdaq Listing Rules”) as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally (“Share Buyback Mandate”);

	B.	any Share that is purchased or otherwise acquired by the Company pursuant to the Share Buyback Mandate may be held in treasury and dealt with in accordance with the Singapore Companies Act or cancelled;

C.	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this ordinary resolution and expiring on the earliest of:

	(i)	the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier; or

	(ii)	the date on which the acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated;

	D.	subject to the opinion of the Directors that the Company is solvent and remains solvent subsequent to the Market Acquisition, the purchase price of the acquisitions of Shares pursuant to the Share Buyback Mandate may be paid out of the capital or profit of the Company;

	E.	in this ordinary resolution:

(i) “Maximum Limit” means 20% of the issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the passing of this ordinary resolution; and

(ii) “Maximum Price” in relation to a Share to be purchased, means an amount (excluding brokerage, commission, stamp duty, applicable goods and services tax, clearance fees and other related expenses) which may be paid for a Share purchased or acquired by the Company pursuant to the Share Buyback Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

	F.	the Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorized by this ordinary resolution.

Proposal Four	By an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and/or Proposal Two and/or Proposal Three.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on May 2, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of May 2, 2025, we had 38,417,987 ordinary shares issued and outstanding.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of the special business to be transacted at the Extraordinary General Meeting, in order for an ordinary resolution to be passed, more than 50% of the eligible votes cast on the resolution must be in favor of the resolution. In order for a special resolution to be passed at the Extraordinary General Meeting, more than 75% of the eligible votes cast on the resolution must be in favor of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

How do I provide voting instructions before the Extraordinary General Meeting?

If you are a shareholder who hold their shares beneficially through an institutional holder of record, such as a bank or broker (sometimes referred to as holding shares “in street name”), you will receive voting instructions from that holder of record.

If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following options:

To provide voting instructions by Mail

1)	Check the appropriate boxes on the voting instruction form

2)	Sign and date the voting instruction form.

3)	Return the voting instruction form in the envelope provided.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting instructions is on June 17, 2025, at 11:59 A.M., Singapore Time (June 16, 2025, at 11:59 P.M., Eastern Time).

Can I change my mind after I return my proxy?

You may change your voting instructions at any time before the polls close at the conclusion of voting at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with voting instructions with a later date and returning it to us before the Extraordinary General Meeting, or (2) voting at the Extraordinary General Meeting.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One, Two and Three, in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at least two shareholders must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented, the chairman of the Extraordinary General Meeting may, with the consent of the Extraordinary General Meeting, adjourn the Extraordinary General Meeting from time to time, without notice other than announcement at the Extraordinary General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One. The adoption of the Primech 2025 Employee Incentive Plan and the authorization of the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares pursuant to the Primech 2025 Employee Incentive Plan. If this resolution is approved, the authorization would be effective from the date of the EGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Two. The approval for the Share Consolidation of the Company for every six (6) issued ordinary shares in the capital of the Company as at the Share Consolidation Record Date, be consolidated into one (1) ordinary share of the Company. This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Three. The approval for the Share Buyback Mandate wherein the Directors of the Company are authorized to make purchases or otherwise acquire the Company’s issued ordinary shares not exceeding in aggregate the Maximum Limit, at such price(s) as may be determined by the Directors from time to time up to the Maximum Price by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act, and otherwise in accordance with all other laws, regulations and Nasdaq Listing Rules as may for the time being be applicable. This authority will expire at the conclusion of the next annual general meeting of the Company, unless previously revoked or varied at a general meeting or when such purchases or acquisitions are carried out to the full extent mandated. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Four. The adjournment of the Extraordinary General Meeting to a later date or dates in the event that there are insufficient votes for, or otherwise in connection with, the approval Proposal One and/or Proposal Two and/or Proposal Three. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposals because these are considered non-routine matters.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

SHAREHOLDER PARTICIPATION IN THE EGM

Shareholders can submit their questions in advance of the EGM in relation of the resolutions set out in the Notice of EGM:

(a)	By email to ir@primech.com.sg

All questions submitted in advance of the EGM must be received by June 12, 2025.

Shareholders (including CPF and SRS members) who wish to submit their questions by post or by email are required to indicate their full name (for individuals)/company name (for corporates), NRIC/passport number/company registration number (where applicable), contact number, shareholding type and number of shares held, together with their submission of questions, to the office address or email address provided. Persons who hold Shares through relevant intermediaries (as defined in Section 181 of the Companies Act 1967), other than CPF and SRS Investors, should contact their respective relevant intermediaries through which they hold such Shares to submit their questions related to the resolutions to be tabled for approval at the EGM based on the abovementioned instructions.

The Company will endeavour to address all substantial and relevant questions received from members prior to and on the day of the EGM by publishing their responses posted on the U.S. Securities and Exchange Commission website and the Company’s website. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

The result of the EGM will be published on the U.S. Securities and Exchange Commission website and the Company’s website after the EGM concludes.

Shareholders who wish to exercise their voting rights at the EGM may (where such members are individuals or corporates) appoint the Chairman of the EGM as their proxy to vote on their behalf at the EGM.

CUT-OFF TIMES

Submission of “Proxy Card together with Voting Instruction”

For submission of your “Proxy Card together with Voting Instruction” – on June 17, 2025, at 11:59 A.M., Singapore Time (June 16, 2025, at 11:59 P.M., Eastern Time).

Kindly note that Shareholders will not be able to vote during the webcast of the EGM proceedings on the resolutions to be tabled for approval at the EGM. Shareholders who wish to exercise their votes must submit the “Proxy Card together with Voting Instruction” for the Chairman of the EGM to cast votes on their behalf.

Submission of questions to the Company

For submission by email to the Company of questions to be raised at the EGM – by June 12, 2025, at 8:59 P.M., Singapore Time (June 12, 2025, at 8:59 A.M., Eastern Time).

PERSONAL DATA

By participating in the EGM (through pre-registration, attendance or the submission of any questions to be raised at the EGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the EGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events

BY ORDER OF THE BOARD

Primech Holdings Ltd

(Company Registration No. 202042000N)

/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer

Date: May 13, 2025

CORPORATION INFORMATION

Registered Office 23 Ubi Crescent Singapore 408579 Place of incorporation: Singapore Date of incorporation: December 29, 2020 Website: https://www.primechholdings.com	Company Secretary Yeo Keng Nien 10 Jalan Kilang, #04-06, Bukit Merah Enterprise Center Singapore 159410

Transfer Agent Vstock Transfer, LLC 18 Lafayette Place Woodmere, NY 11598 USA Tel: +1(212)828-8436 Email: action@vstocktransfer.com

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO ADOPT THE PRIMECH 2025 EMPLOYEE INCENTIVE PLAN

(ITEM 1 OF THE PROXY CARD)

Background

The Compensation Committee of the Board has recommended that the Company should establish and maintain an equity incentive plan pursuant to which the Company may offer selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company.

On May 13, 2025, the Board adopted, subject to shareholders’ approval, the Primech 2025 Employee Incentive Plan (the “Plan”). The Plan are designed to enable the flexibility to grant equity awards to our key management employees, directors, advisors and consultants and to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board and/or the Compensation Committee. A copy of the form of the proposed Plan is attached as Exhibit 99.3 filed as part of the Form 6-K report containing the proxy statement (which is subject to such reasonable amendments as determined by the Board) and is incorporated herein by reference.

Summary of Material Features of the Plan

The material features of the Plan:

Administration of the Plan. The Plan will be administered by the Employee Incentive Plan Committee of the Company (the “Committee”) in its sole and absolute discretion with such powers and duties as are conferred on it by the Board from time to time. The Committee shall have the power, from time to time, to make and vary such regulations for the implementation and administration of the Plan as it in its absolute discretion deems fit. Any matter relating to or pursuant to the Plan and any dispute as to the interpretation of the Plan or any rule, regulation, procedure thereunder or as to any rights under the Plan, shall be determined by the Committee in its sole discretion and such decision shall be final and binding.

Duration of the Plan. The Plan may be terminated at any time by the Committee or, at the discretion of the Committee, by ordinary resolution of the Company, and if the Plan is so terminated, no further Awards shall be offered thereunder.

Eligibility. The Committee shall in its sole and absolute discretion determine if a person is eligible to participate in the Plan, taking into consideration, among other things, role, seniority, length of service, performance history and potential contribution to the Company and/or any of its subsidiaries, and such person shall at least be a confirmed employee of the Company and/or any of its subsidiaries, or an advisor, consultant or director of the Company and/or any of its subsidiaries, and who has attained the age of 21 years (the “Participant”).

Grant of Awards. Subject to applicable laws and regulations to which the Company is subject, an Award may be granted at any time as may be determined by the Committee in its sole and absolute discretion and may be granted subject to such conditions as may be determined by the Committee in its absolute discretion. At the time any Award is granted to a Participant under the Plan, the Company and such Participant shall enter into an Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

Exercise Price. The Exercise Price at which a Share may be purchased or issued, as the case may be, upon exercise of an Option shall be determined by the Committee; provided that such Exercise Price shall be subject to adjustments as provided in Rule 7.6 of the Plan.

Vesting schedule. Options shall vest and become exercisable as determined by the Committee in its sole and absolute discretion and in accordance with the vesting schedule to be set out in the Award Agreement relating to each such Option. Share Awards shall vest as determined by the Committee in its sole and absolute discretion and in accordance with the vesting schedule to be set out in the Award Agreement relating to each such Share Award. A Share Award may vest in full, in part or not at all, according to the terms of the Award Agreement relating to each such grant of Share Award.

Option period. Subject to the provisions of Rule 9 of the Plan, Options shall be exercisable in whole or in part, before the expiry of 7 years from the date of the vesting date of the Options, or such other date as may be determined by the Committee (the “Option Period”). Upon the expiry of the Option Period, the corresponding Options shall immediately become null and void. Upon such cancellation, all such Options shall thereupon immediately lapse without any further claim against the Company and the Award Holders shall have no further rights in respect thereof.

Exercise of Options. The Options may be exercised, in whole or in part, and at such times as specified in the Award Agreement, by an Award Holder giving an irrevocable written notice of exercise to the Company (“Exercise Notice”), followed by: (a) a remittance for the full amount of the aggregate Exercise Price payable in respect of the Shares to be purchased or subscribed, as the case may be, to the bank account of the Company, details of which shall be notified to the Award Holder; and (b) any other documentation which the Committee may require in connection with an exercise of the Option, including evidence to verify the due execution of the Exercise Notice.

Transfer Restrictions. An Award shall be personal to the Award Holder to whom it is granted and, prior to the allotment and/or transfer to the Award Holder of the Shares to which the Award relates, shall not be transferred (other than to an Award Holder’s personal representative on the death of that Award Holder), charged, assigned, pledged or otherwise disposed of, in whole or in part, except with the prior written approval of the Committee. If an Award Holder shall do, suffer or permit any such act or thing as a result of which he would or might be deprived of any rights under an Award without the prior written approval of the Committee, that Award shall immediately lapse.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY A SPECIAL RESOLUTION, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

(ITEM 2 OF THE PROXY CARD)

General

The Directors believe that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the issued ordinary shares in the capital of the Company (“Ordinary Shares”) as at the Share Consolidation Record Date, at a ratio of six (6) shares into one (1), so that every shareholder holding six (6) ordinary shares each will hold one (1) ordinary share each upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions as the existing ordinary shares each in the capital of the Company as set out in the Company’s Constitution (the “Share Consolidation”), on the effective date as determined by the Directors, and such date shall be announced by the Company (the “Effective Date”).

The Share Consolidation must be passed by special resolution which requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting. If our shareholders approve this proposal, our Directors will have the authority to effect the Share Consolidation at any time after the Effective Date but within 12 months of this resolution.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PMEC.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On May 14, 2024, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until November 11, 2024, to regain compliance. Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

To regain compliance with the Minimum Bid Price Rule by May 12, 2025, the Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s Ordinary Shares. The Directors believe that without receiving the shareholders’ approval and without the closing price of the Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Ordinary Shares will be delisted from Nasdaq.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Directors believe delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Directors have considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of our Ordinary Shares

When the Share Consolidation is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one (1) Consolidated Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Vote Required

This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY AN ORDINARY RESOLUTION, TO APPROVE THE PROPOSED SHARE BUYBACK MANDATE

(ITEM 3 OF THE PROXY CARD)

General

The Directors believe that it is in the best interest of the Company and the shareholders, and is hereby seeking the approval of the shareholders of the Company for the adoption of the Share Buyback Mandate, to enable the Company to purchase or otherwise acquire its issued ordinary shares in the capital of the Company (“Shares”) in accordance with, and in the manner prescribed by, Singapore law. If approved by the shareholders at the EGM, the authority conferred by the Share Buyback Mandate will take effect from the date of the EGM and continue in force until the date on which the next annual general meeting is held or required by law to be held, unless prior thereto, purchases or acquisitions of Shares by the Company pursuant to the Share Buyback Mandate have been carried out to the full extent mandated, or the authority conferred by the Share Buyback Mandate is revoked or varied by the shareholders in a general meeting.

The rationale for obtaining the Share Buyback Mandate is as follows:

(a)	The Share Buyback Mandate will give the Directors the flexibility to purchase or acquire its Shares, if and when appropriate, with a view to enhancing the earnings per share and/or the net asset value per share.

(b)	The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company’s share capital structure.

(c)	Shares bought back under the Share Buyback Mandate can be held by the Company as treasury shares for the purpose of satisfying awards granted under its share-based incentive schemes from time to time (including the Primech 2025 Employee Incentive Plan, which is proposed in Proposal One).

(d)	With the Share Buyback Mandate, the Directors will have the ability to purchase Shares on Nasdaq, where appropriate, to stabilize the demand for the Shares and to buffer against short-term share price volatility due to market speculation.

Market Acquisition of Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or result in the Company being delisted from Nasdaq.

Authority and Limits on the Proposed Share Buyback Mandate

The authority and limitations placed on purchases or acquisitions of Shares by the Company under the Share Buyback Mandate are summarised below:

Maximum Number of Shares

Only Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Buyback Mandate. Subject to the Singapore Companies Act, the Share Buyback Mandate will authorize the Company, from time to time, to purchase such number of Shares which represents up to a maximum of 20 per cent. (20%) of the total number of issued Shares as at the date of the EGM at which the Share Buyback Mandate is approved.

To the extent that the Share Consolidation in Proposal 2 is carried out prior to the share buyback under this Proposal 3, the maximum number of Shares which may be purchased or acquired by the Company pursuant to the Share Buyback Mandate shall correspondingly be reduced in accordance with the ratio set out in Proposal 2.

Duration of Authority

Purchases or acquisitions of Shares may be made, at any time and from time to time, by the Company from the date of the EGM at which the Share Buyback Mandate is approved, up to the earliest of:

(a)	the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier;

(b)	the date on which the authority conferred by the Share Buyback Mandate is revoked or varied; or

(c)	the date on which the purchases or acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated.

Manner of Purchase or Acquisition of Shares

Purchases or acquisitions of Shares may be made by way of Market Acquisitions. Market Acquisitions refer to purchases or acquisitions of Shares by the Company effected on Nasdaq, through one or more duly licensed stockbrokers appointed by the Company for the purpose, in accordance with Section 76E of the Singapore Companies Act.

Maximum Purchase Price

The purchase price (excluding brokerage, stamp duties, commission, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected. In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required.

Status of Purchased or Acquired Shares

Under the Singapore Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Singapore Companies Act are summarized below:

Maximum Holdings

The number of Shares held as treasury shares (including shares held by a subsidiary under Sections 21(4B) and 21(6C) of the Singapore Companies Act) cannot at any time exceed 10% of the total number of issued Shares.

Voting and Other Rights

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Singapore Companies Act, the Company shall be treated as having no right to vote in respect of treasury shares and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company’s assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

Disposal and Cancellation

Pursuant to Section 76K of the Singapore Companies Act, where ordinary shares are held as treasury shares, the Company may at any time:

(a)	sell the treasury shares for cash;

(b)	transfer the treasury shares for the purposes of or pursuant to any share scheme, whether for employees, directors or other persons;

(c)	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)	cancel the treasury shares; or

(e)	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Source of Funds

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Constitution and applicable laws in Singapore. Payment may be made by the Company in consideration of the purchase or acquisition of its own Shares out of the Company’s capital as well as from its profits.

The Company intends to use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares under the Share Purchase Mandate. The Directors do not intend to exercise the Share Buyback Mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares under the Share Buyback Mandate, the Directors will take into account, inter alia, the prevailing market conditions, the financial position of the Group and other relevant factors.

Financial Effects

The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Buyback Mandate will depend on, inter alia, whether the Shares are purchased or acquired out of capital or profits of the Company, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are held in treasury or cancelled.

Under the Singapore Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company’s capital or profits so long as the Company is solvent.

The financial effects on the Company, based on the consolidated unaudited financial statements of the Company for the financial year ended March 31, 2025, are based on the assumptions set out below:

(a)	Purchase or Acquisition out of capital and/or profits

(i)	if the Shares are purchased or acquired entirely out of the capital of the Company, the Company shall reduce the amount of its share capital by the total amount of the purchase price paid by the Company for the Shares (the “Purchase Price”) and the amount available for the distribution of cash dividends by the Company will not be reduced;

(ii)	if the Shares are purchased or acquired entirely out of profits of the Company, the Company shall reduce the amount of its profits by the total amount of the Purchase Price and correspondingly reduce the amount available for the distribution of cash dividends by the Company; or

(iii)	where the Shares are purchased or acquired out of both the capital and the profits of the Company, the Company shall reduce the amount of its share capital and profits proportionately by the total amount of the Purchase Price.

(b)	Number of Shares Purchased or Acquired

Based on the number of issued and paid-up ordinary shares as at the date of this Notice, and assuming that no further Shares are issued on or prior to the EGM nor will any share consolidation have taken place, the purchase or acquisition by the Company of up to the maximum limit of 20 per cent (20%) of its issued Shares will result in the purchase or acquisition of 7,683,597 Shares, of which only 3,841,798 Shares may be held as treasury shares (on the assumption that the Company does not currently have any treasury shares). Any shares repurchased after these 3,841,798 Shares are repurchased and held as treasury shares will be deemed as cancelled immediately.

(c)	Maximum price to be paid for Share Purchases

For illustrative purposes only, in the case of purchase by the Company and assuming that the Company purchases or acquires 7,683,597 Shares at the Maximum Price (based on the definition set out in Proposal 3 and with reference to the closing price of US$0.8501 per share as of April 28, 2025), the maximum amount of funds required for the purchase or acquisition of the 7,683,597 Shares is approximately US$6,531,826.

Shareholders should note that the financial effects illustrated above are based on certain assumptions and purely for illustrative purposes only. In particular, it is important to note that the appended analysis is based on historical audited accounts of the Company for the financial year ended March 31, 2024 and is not necessarily representative of the future financial performance of the Company or the Group. Under the Singapore Companies Act, the Company may purchase or acquire its own Shares out of the Company’s capital, as well as from its profits, so long as the Company is solvent. The Directors do not propose to exercise the Share Buyback Mandate in contravention of the Singapore Companies Act or in a manner and to such extent that the financial position of the Group would be materially adversely affected.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

BY AN ORDINARY RESOLUTION, TO ADJOURN THE EXTRAORDINARY GENERAL MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE AND/OR PROPOSAL TWO AND/OR PROPOSAL THREE

(ITEM 4 ON THE PROXY CARD)

General

Proposal Four, if adopted, will allow the Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and/or Proposal Two and/or Proposal Three.

If Proposal Four is not approved by our shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and/or Proposal Two and/or Proposal Three.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Extraordinary General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Directors do not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +65 6286 1868.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Directors or any individual director may write to the Directors or the individual director at Primech Holdings Ltd, 23 Ubi Crescent, Singapore 408579. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Kin Wai Ho
Kin Wai Ho
Chief Executive Officer